Exhibit 99.1

   Corporate Presentation  June 2018  www.check-cap.com

   Forward-Looking StatementsThis presentation contains certain statements that may be deemed to be “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations, cash needs, and spending of the proceeds from this offering; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. As a result, actual results may differ materially from any financial outlooks stated herein.   We may, in some cases, use terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “targets,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, may differ materially from the forward-looking statements contained in this presentation as a result of a variety of factors including but not limited to those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company’s product candidate and those risks and uncertainties associated with the protection of the Company’s intellectual property rights. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors.  This document is not intended to be and is not an advertisement for any securities of the Company. For a more complete discussion of the risk factors affecting our business, please refer to our Annual Report on Form 20-F filed on April 4, 2018, with the United States Securities and Exchange Commission which is available on its website at http://www.sec.gov. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. We undertake no obligation to update, amend or clarify such statements to reflect new information or events or circumstances occurring after the date of this presentation or to reflect the occurrence of unanticipated events. This information does not provide an analysis of the Company's financial position and is not a solicitation to purchase or sell securities of the Company. You should independently investigate and fully understand all risks before investing in the Company.   Safe Harborstatement      2

     3  Our Mission  Colon cancer prevention   through patient friendly screening

   4  Colon Cancer - Screening is Key to Prevention  Low screening adherence Mortality world-wide ~ 700K annuallyPrevention = Detection of Pre-cancerous polyps  Our solution - Patient friendly prep-free screening

   5  C-Scan®- Preparation-Free Colon Screening  C-Scan® Cap  C-Scan® Track  Biocompatible patch worn on patient's back for Capsule Control, Tracking and Data Recording  C-Scan® View  Ingestible scanning capsuleGenerating Imaging Data+ Positioning Data      The C-Scan® System is not available for sale or clinical use in the US    Images for illustration only    3D Display    Positioning

   6  C-Scan®- Preparation-Free Colon Screening      As the capsule moves naturally, it scans the inner lining of the colon in a 360 degree arc, scanning only when in motion  Disruptive Photon Counting Technology  Compton Back-scattering  X-Ray Fluorescence            Stand by mode  Scan mode –Capsule scanning over a polyp

 7            Incidence  Mortality    U.S  135k  50k    EU  471k  228k    China  310k  149k    Japan  113k  48k    Expected to increase by 60% by 2030  Deaths world-wide ~ 700k  Most lives could be saved   $42.6B  Colon Cancer Prevention Market Opportunity   Sources: * - Population age +50 at average risk - United Nations DESA/ Population Division – World Population Prospects 2017 (North America, Japan, China and Europe) ** - For patients screened once every 10 years at average procedure cost of $600 American Cancer Society. World Health Organization. J Natl Cancer Inst. 2011; 103:1-12 (Mariotto) Arnold M, et al. Gut 2016;0:1–9. doi:10.1136/gutjnl-2015-310912   626M  Market opportunity**  *  *  $5.4B  84M  Market opportunity**  U.S  EUChinaJapan  Annual Overview

 8    ~10 years Prevention Opportunity  From healthy individual with pre-cancerous polyps   To cancer patient  Early Detection  Source: Gastro 1997;112:594-692 (Winawer)  Cancerous Polyp  Highly preventable form of cancer

   9  Screening Rates U.S, EU, China  Ages ≥ 50   Sources: CDC NHIS survey results as published in the CDC’s MMWR between 2006 and 2017 Radiology,. 2017, Ahead of Print, https://doi.org/10.1148/radiol.2017170924 (Smith) Schreuders EH, et al. Gut 2015;0:1–13. doi:10.1136/gutjnl-2014-309086   60%  20-30%  U.S  Germany     80% goal  By 2020   ~13%  China  FOBT – 9-24 (%) *  FIT – 32-53 (%) *  COLONOSCOPY – 88-98 (%) *            7%  15%  * Sensitivity for pre-cancerous polyps

 10    Barriers to Colonoscopy screening in U.S    Laxative preparation    Insertion of endoscope    Fasting requirements    Other reasons    Concern over pain    Embarrassment  “What do you feel is the most troubling part of colon testing?”  Mayo Clinic Proc. 2007;82(6):666-671

C-Scan focuses on increasing public's willingness to screen

Prevention-
Screening for cancer and polyps
High sensitivity for pre-cancerous polyps



Colonoscopy
CTC
Capsule Endoscopy
HIGH
Sensitivity
LOW
LOW
Adherence
HIGH
Check Cap
C-Scan®
FOBT, FIT
Stool DNA
Liquid Biopsy

Early Detection-
Screening for cancer
Low sensitivity for pre-cancerous polyps

Sources: AGA Institute Guidelines for the Early Detection of Colorectal Cancer and Adenomatous Polyps
American Cancer Society. Colorectal Cancer Facts & Figures 2017-2019. Atlanta: American
Cancer Society; 2017 USPSTF, JAMA. 2016;315(23):2564-2575. doi:10.1001/jama.2016.5989

Check Cap
11

   12  Pathway to commercialization  >200 capsules ingested, clear safety recordISO 13485 Certification and CE mark attainedU.S. clinical pathway realization in planningOngoing manufacturing line buildup at GERequest for marketing approval submitted in Israel Ongoing discussion with strategic partners

Strong support from KOL's

Prof. Seth A. Gross

"C-scan is a novel approach to improve colon cancer screening that can become an alternative to current screening methods. The device generates 3D colon mapping without the need for bowl preparation through which it eliminates barriers for screening noncompliance and has potential to save people lives"



Seth A. Gross
Associate Professor of Medicine at NYU School of Medicine; Gastroenterology Section Chief at Tisch Hospital;
Director of Endoscopy at NYU Langone Medical Center



March 2016 Volume 65 Issue 3
Gut
An International Journal of
Gastroenterology and Hepatology
gut.bmj.com
BMJ
Endoscopy news
A novel prepless X-ray imaging capsule for colon cancer screening
Nathan Gluck,[1,2] Beni Shpak,[2] Rita Brun,[3] Thomas Rösch,[4] Nadir Arber,[1,5] Menachem Moshkowitz[1,5]

Prof. Nadir Arber

" C-Scan is a swallow and forget breakthrough device that can change the history of colon cancer screening and prevention."



Nadir Arber
Prof. of Internal Medicine and Gastroenterology Head,
Health Promotion Center Head,
Integrated Cancer Prevention Center
Tel-Aviv Sourasky Medical Center

13

     14  % Sensitivity  r2 = 0.98  Scan imaging density   Strong correlation between scan imaging density and sensitivity  SensitivityAbility to identify polyps accuratelySpecificityAbility to identify lack of polypsScan imaging density Scans distribution along colon  Specificity consistent around 89%    44%    55%    78%    100%  < 70%  < 50%  <20%  12 Procedures  19 Procedures  35 Procedures  To date avg. scan imaging density (64%)  44% sensitivity for all evaluable cases from CE Study;  46% average scanning image density from CE Study;  64% average scan imaging density with 21 evaluable cases for C-Scan Version 3

C-Scan® Advantages

Patient

NO laxatives

NO boosters

NO sedation

Autonomous procedure

Patients continue normal daily routine (avg. 2-3 days)

Hospital and Physician

NO need for anesthesia

NO operating room

Minimal staff involved

Analysis anywhere –
Portal based analysis suite

GIs focused
on polyp removal

Payer

INCREASES screening adherence

INCREASES willingness to undergo colonoscopy

REDUCES CRC incidents and mortality

SAVES treatment cost

15

Multiple near term inflection points

Q3/18E
- Post CE approval study interim results
- C-Scan system approved for marketing in Israel

Q4/18E
- IDE approval
- Manufacturing line at GE ready
- U.S. Pilot study initiation

Q2/19E
- Post CE approval study final results
- Sales initiation in Israel (1,2)

Q4/19E
- Sales initiation in EMEA (1,2)
- U.S. Pivotal study initiation (2,3)

(1) Pending strategic partnership
(2) Pending sufficient capital
(3) Assuming de novo classification and no PMA

16

17    Core patents granted in major jurisdictions     Robust Intellectual Property  33 Granted 1 Allowed20 Pending worldwide

 18  Financial Overview        Amounts raised: $25.5 million IPO with simultaneous private placement in 2015 $11.2 million total registered direct offerings in 2016-2017$20.2 million underwritten public offering in May 20181.6 million shares outstanding (3/31/2018)5.3 million shares outstanding (5/25/2018)Trade on the NASDAQ: CHEK, CHEKW, CHEKZ  $4.6 million Cash & CE (3/31/18)$22.6 million Cash & CE (pro-forma)Analyst coverage: H.C. Wainwright, Chardan Capital Markets

 19    Executive Management        Alex Ovadia CEODr. Yoav KimchyFounder & CTO Lior Torem CFOBoaz ShpigelmanVP R&D     BOD  Dr. Walt Robb (1)Yuval YanaiDr. Mary Jo GormanXQ LiTomer KarivClara Ezed  Member of the BOD of Check -Cap US Inc. our U.S Subsidiary  Steve Hanley Chairman

   Investment Highlights  Revolution in CRC screening market  CE Mark approved in the European Union  Strategic collaboration with GE Healthcare  Robust intellectual property protection    0344  20  Commercialization pathway buildup   Productive discussions with regulatory agencies

   Appendix

   Reimbursement for screening methods  22  Colonoscopy (avg. including, anesthesia, biopsy, bowel prep) - Medicare $1,036 - Private sector   $2,000 to $3,000CTC (Virtual colonoscopy) $436Cologuard (Stool DNA, Exact) $509 Capsule Endoscopy (Medtronic) 83,100 JPY ($776) using current exchange rate for year 2014  Sources: https://www.cms.gov/apps/physician-fee-schedule/, Apr. 2015 https://www.sec.gov/Archives/edgar/data/1124140/000155837018000941/exas-20171231x10k.htm, Feb. 2018 http://mayafiles.tase.co.il/rpdf/854001-855000/p854945-00.pdf   U.S  Japan

 23    23  X-ray Exposure Control    mSv          Very Low Radiation Exposure    Typical organ radiation doses from various radiologic studies  0.05mSv        C-Scan Imaging                Scan mode  Stand by mode

   24  Potential New applications  depending on potential strategic partnerships  Exploring opportunities for C-Scan® technology spin offs  Localized drug delivery capsuleGastro intestinal motility diagnostics capsuleSmall bowel video capsule combined with C-Scan® tracking system